Exhibit 99.3

Intelsat and OneWeb Announce Conditional Combination Agreement

SoftBank Group Corp. to Capitalize Intelsat with $1.7 Billion Investment in New Equity to Effect Intelsat Debt Reduction

Combination to Accelerate Strategic Growth Plans for Intelsat and OneWeb

Transactions Contingent Upon Acceptance by Intelsat Bondholders of Certain Exchange Offers and Other Closing Conditions

Intelsat to Host Q4 and Full Year 2016 Earnings Conference Call at 8:30 a.m. ET Today

February 28, 2017 — Luxembourg, Jersey, and Tokyo, Japan — Intelsat (NYSE: I) and OneWeb today announced that they have entered into a definitive combination agreement pursuant to which Intelsat and OneWeb will merge in a share-for-share transaction. Intelsat and SoftBank Group Corp. (“SoftBank”) also entered into a definitive share purchase agreement pursuant to which SoftBank will invest $1.7 billion in newly issued common and preferred shares of the combined company. Both the merger and the SoftBank investment are subject to, among other conditions, successful completion of debt exchange offers to certain existing Intelsat bondholders as well as receipt of certain regulatory approvals.

The complementary strengths of Intelsat and OneWeb, combined with the investment by SoftBank, are intended to create a financially stronger company with the flexibility to aggressively pursue new growth opportunities resulting from the explosion in demand for broadband connectivity for people and devices everywhere.

The debt exchange offers, announced today, together with the proceeds of the SoftBank investment are intended to reduce Intelsat’s debt by approximately $3.6 billion, assuming the minimum level of participation in the debt exchange offers is achieved. Either party can terminate the agreement and SoftBank can terminate its investment if the debt exchange offers have not been successfully completed within 90 days of the date of the agreement.

It is expected that, upon the admission of third party limited partners to the SoftBank Vision Fund, and subject to receipt of all applicable regulatory approvals, in accordance with SoftBank Vision Fund agreements, SoftBank’s investment position related to the combined company will be offered to the SoftBank Vision Fund for the purpose of transferring SoftBank’s shares to the SoftBank Vision Fund.

Stephen Spengler, Chief Executive Officer of Intelsat, said, “We believe that combining Intelsat with OneWeb will create an industry leader unique in its ability to provide affordable broadband anywhere in the world. As an early equity investor in OneWeb, we recognized a network that was a complement to our next-generation Intelsat EpicNG fleet and a fit with our long-term strategy. By merging OneWeb’s LEO satellite constellation and innovative technology with our global scale, terrestrial infrastructure and GEO satellite network, we will create advanced solutions that address the need for ubiquitous broadband. The transaction, including SoftBank’s investment, will significantly strengthen Intelsat’s capital structure and accelerate our ability to

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unlock new applications, such as connected vehicles, as well as advanced services for our existing customers in the enterprise, wireless infrastructure, mobility, media and government sectors, while also reducing execution and other risks.”

Greg Wyler, Founder and Executive Chairman of OneWeb, said, “OneWeb has made incredible technical progress over the past year, and has itself attracted significant investment from SoftBank. With SoftBank’s support we will build the world’s first truly global broadband company, accelerating our mission of bridging the digital divide by connecting the four billion people without access today. While there are numerous growth paths available to OneWeb, we are very excited at the prospect of working with Intelsat on this shared objective.”

Masayoshi Son, Chairman and CEO of SoftBank, said, “We are in the midst of a technological revolution and, provided we receive the necessary cooperation from Intelsat bondholders, we welcome the opportunity to support OneWeb as it creates the foundation for next-generation global internet services anywhere on the planet. This combination is consistent with SoftBank’s strategy of investing in disruptive, foundational technologies that are building the infrastructure for tomorrow, and this proposal offers a win-win opportunity to accelerate OneWeb’s mission while enhancing the Intelsat balance sheet.”

If consummated, the combination of Intelsat and OneWeb is expected to deliver strategic and financial benefits including:

•	Improved Intelsat Capital Structure and Enhanced Financial Flexibility. Provided minimum levels of participation in the Intelsat Exchange Offers are attained, the transaction would provide Intelsat with a clearer path to further and accelerated de-levering through improved revenue, lower interest expense, and operating and capital expenditure synergies. The transactions announced today contemplate reducing Intelsat’s debt to adjusted EBITDA[1] ratio from 8.8x today to 6.6x on a pro forma basis.

•	Acceleration of Each Company’s Strategic Growth Plans and Development of Large, New Markets and Applications. If the transaction is completed, OneWeb’s low earth orbit (“LEO”) satellites, combined with Intelsat’s geostationary orbit (“GEO”) satellites would accelerate the combined company’s strategic growth plans to offer a truly global and affordable networking solution. Intelsat’s fully integrated Ku-band infrastructure, coupled with the combined company’s managed services, has the potential to support the development of an entirely new and extensive set of mass-market applications, including for consumer broadband, connected cars, cellular backhaul, the Internet of Things, and machine-to-machine communications.

•	Advanced Services for New and Existing Customers. The combination, if consummated, would bring advanced solutions to current applications, including enterprise networks, telecommunications infrastructure for wireless operators and broadband services for the aeronautical and maritime sectors. Additionally, the combined company would be able to introduce advanced services for media industry customers seeking to complement traditional content broadcasting with over-the-top delivery digital media to fixed and mobile audiences. Government customers would have access to advanced fixed and mobile services in support of civilian applications, such as digital inclusion, as well as assured communications for first response and emergency services and secured military requirements.

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In December 2016, SoftBank announced its commitment to invest $1 billion in OneWeb to support the technological development and the construction of the world’s first and only high volume satellite production facility to further accelerate OneWeb’s vision of delivering affordable, high-speed, low latency internet to rural and remote communities around the world. Intelsat was a founding investor in OneWeb, making a minority equity investment in 2015.

Under the terms of the transactions, SoftBank will acquire a number of common shares of the combined company, resulting in an approximate 39.9% voting stake, and an additional number of non-voting preferred shares for an aggregate cash consideration of approximately $1.7 billion. Any common shares purchased by SoftBank will be for $5.00 per share in cash. In the business combination, OneWeb shareholders will receive Intelsat common shares in exchange for their OneWeb shares. In aggregate, Intelsat will issue to SoftBank and to OneWeb shareholders common shares and preferred shares (the preferred shares for this purpose on an as converted basis) equal in the aggregate to approximately 800 million shares. Intelsat shareholders will retain the Intelsat common shares they currently hold.

The combined company will remain domiciled in Luxembourg, and continue to be listed on the New York Stock Exchange. The combined company, through its subsidiaries, expects to maintain a significant presence in the United States, including at OneWeb’s new manufacturing facility in Exploration Park, Florida, and at Intelsat’s United States facilities in McLean, Virginia.

The Board of Directors of the combined company will be made up of seven directors, including three independent directors, three members selected by SoftBank and one director selected by a current Intelsat shareholder. Intelsat’s CEO, Stephen Spengler, will be the CEO of the combined company. OneWeb’s Founder and Executive Chairman, Greg Wyler, will be the Executive Chairman of the combined company’s Board of Directors.

The combination agreement has been approved by the boards of directors of Intelsat and OneWeb. Closing of the transactions is subject to approval by Intelsat and OneWeb shareholders, certain regulatory approvals and other customary closing conditions. The requisite OneWeb and Intelsat shareholders have already committed to vote in favor of the merger and related transactions through the execution of voting and support agreements. Consummation of the merger and the investment by SoftBank are cross-conditioned on one another and also subject to the completion of the Intelsat exchange offers in the 90 days following the execution of the merger and investment documentation, and other closing conditions.

The transaction is expected to close late in the third quarter of 2017.

Guggenheim Securities, LLC and Goldman, Sachs & Co. acted as financial advisors and Wachtell, Lipton, Rosen & Katz and Elvinger Hoss and Prussen provided legal counsel to Intelsat. PJT Partners acted as lead financial advisor to OneWeb and also advised SoftBank. Barclays acted as a financial advisor to OneWeb and rendered a fairness opinion. Morrison & Foerster LLP, Arendt and Medernech, and Mourant Ozannes provided legal counsel to OneWeb and SoftBank, and Choate Hall & Stewart LLP and Milbank, Tweed, Hadley & McCloy provided legal counsel to OneWeb.

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Investor Conference Call Details

Intelsat will host an investor conference call at 8:30 am ET today to discuss this announcement as well as its fourth quarter and full-year financial results. The webcast and accompanying slides can be accessed at http://investors.intelsat.com/. To participate on the live call, participants should dial +1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 48970325. Participants will have access to a replay of the conference call through March 7, 2017. The replay number for North America is +1 855-859-2056, and for all other locations is +1 404-537-3406. The participant pass code for the replay is 48970325.

This press release does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.Intelsat.com.

About OneWeb

OneWeb’s mission is to enable affordable Internet access for everyone, to connect all the unconnected schools of the world, and to fully bridge the digital divide by 2027. OneWeb is building a communications network, with a constellation of Low Earth Orbit satellites, that will provide connectivity to billions of people around the world. With more than 10 terabits per second of new capacity, it will extend the networks of mobile operators and ISP’s to serve new coverage areas, bringing voice and data access to consumers, businesses, schools, healthcare institutions and other end users.

About SoftBank Group

The SoftBank Group is a global technology player that aspires to drive the Information Revolution. The SoftBank Group is comprised of the holding company SoftBank Group Corp. (TOKYO: 9984) and its global portfolio of companies, which includes advanced telecommunications, internet services, AI, smart robotics, IoT and clean energy technology providers. In September 2016, ARM Holdings plc, the world’s leading semiconductor IP company, joined the SoftBank Group. To learn more, please visit www.softbank.com.

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Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the Tender Offer and the New Debt Financing, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the New Debt Financing and the Tender Offers.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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1.	In computing Intelsat’s debt-to-Adjusted EBITDA ratio today, we used the face amount of indebtedness outstanding as of February 28, 2017, and the Adjusted EBITDA (“AEBITDA”) for the year ended December 31, 2016. In computing the same ratio pro forma for the transactions as announced today, we assumed that the face amount of Intelsat’s debt outstanding was reduced by $3.6 billion and assumed no change to the AEBITDA for the year ended December 31, 2016. AEBITDA is a non-GAAP financial measure. We have provided a reconciliation of AEBITDA to Net Income, the most directly comparable GAAP financial measure, as an annex to this press release. Calculating this ratio using Net Income in place of AEBITDA, in each case, for the year ended December 31, 2016, Intelsat’s debt-to-net-income ratio is 14.6 and, pro forma for the transactions as announced today, would fall to 11.0.

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Investor Contacts:

Intelsat

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@Intelsat.com

+1-703-559-7406

Media Contacts:

Intelsat

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@Intelsat.com

+1-703-559-7406

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Teneo StrategyNew York

Bethany Sherman, +1 917-373-6465

Bethany.sherman@teneostrategy.com

or

London

Paul Durman, +44 20 7186 8890

Paul.durman@teneobluerubicon.com

OneWeb

Sard Verbinnen & Co

San Francisco

Paul Kranhold / Megan Bouchier, +1 415-618-8750

or

New York

Jim Barron / Ben Spicehandler, +1 212-687-8080

SoftBank-SVC@sardverb.com

SoftBank Group

Japan:

SoftBank Group Corp. Corporate Communications

+81.3.6889.2300

sbpr@softbank.co.jp

or

United States:

Sard Verbinnen & Co

SoftBank-SVC@sardverb.com

or

San Francisco

Paul Kranhold / Megan Bouchier, +1 415-618-8750

or

New York

Jim Barron / Ben Spicehandler, +1 212-687-8080

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INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

($ in thousands)

	Three Months Ended December 31, 2015	Three Months Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2016
Net income (Loss)	$(4,115,321)	$663,803	$(3,919,453)	$994,112

Add (Subtract):
Interest expense, net	220,751	243,565	890,279	938,501
Gain on early extinguishment of debt	(7,061)	(679,130)	(7,061)	(1,030,092)
Provision for income taxes	6,100	4,449	1,513	15,986
Depreciation and amortization	173,667	174,023	687,729	694,891

EBITDA	(3,721,864)	406,710	(2,346,993)	1,613,398

Add (Subtract):
Compensation and benefits	4,710	5,194	26,235	23,222
Non-recurring and other non-cash items	4,258	5,486	9,877	14,050
Impairement of goodwill and other intangibles	4,165,400	—	4,165,400	—

Adjusted EBITDA	$452,504	$417,390	$1,854,519	$1,650,670

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

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